Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations for the six months ended June 30, 2020 and 2021. This section should be read in conjunction with our unaudited interim condensed consolidated financial statements and the related notes included elsewhere in this interim report. See “Exhibit 99.1— Unaudited Interim Condensed Consolidated Financial Statements of BIT Mining Limited as of December 31, 2020 and June 30, 2021 and for the six months ended June 30, 2020 and 2021.” We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2020, and the notes thereto, which appear in our annual report on Form 20-F for the year ended December 31, 2020, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, on April 14, 2021.

Unless otherwise indicated or the context otherwise requires, all references to “our company,” “we,” “our,” “ours,” “us” or similar terms refer to BIT Mining Limited, its predecessor entities, its subsidiaries and consolidated affiliated subsidiaries. “VIE” refers to variable interest entity.

All such financial statements were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

We have completed the transformation of our business into an enterprise that primarily provides cryptocurrency mining, data center operation and mining pool services. To a lesser extent, we also provide gaming, sports information and other services. As of September 30, 2021, we have discontinued and disposed of all lottery related businesses in mainland China.

Cryptocurrency mining business

On February 26, 2021, we officially began generating revenues from cryptocurrency mining operations. As of June 30, 2021, we produced 219 bitcoins and recognized revenues of approximately RMB73.5 million (US$11.4 million from our cryptocurrency mining business. For our cryptocurrency mining business, the theoretical maximum total hash rate capacity of our bitcoin mining machines is approximately 1,189.6 PH/s as of September 30, 2021.

We have adopted a development strategy to focus on expanding our cryptocurrency mining operations internationally. In July 2021, we commenced ethereum mining operations outside of mainland China, with a theoretical maximum total hash rate capacity of 960 GH/s deployed as of September 30, 2021. We currently produce approximately 17 ethereum per day. Ethereum mining machines with a total hash rate capacity of 4,800 GH/s are expected to be deployed by the end of October 2021. As of September 30, 2021, we have produced 751 ethereum and generated revenues of RMB16.3 million (US$2.5 million). We have also expanded our cryptocurrency mining business in Kazakhstan. As of September 30, 2021, we have delivered 7,849 bitcoin mining machines with a total hash rate capacity of 292.7 PH/s to Kazakhstan, of which 3,245 bitcoin mining machines, with a total hash rate capacity of 126.75 PH/s, have been deployed at data centers in Kazakhstan and 4,604 bitcoin mining machines are waiting to be deployed. As of September 30, 2021, we also have delivered 4,300 bitcoin mining machines with a total hash rate capacity of 258.6 PH/s to USA.

Data center business

We conduct our data center business through Loto Interactive Limited (HKEX: 08198), or Loto Interactive, and its subsidiaries. We completed the subscription of 54.2% of shares of Loto Interactive on March 31, 2021. As a result, the financial results of Loto Interactive have been included in our consolidated financial statements since March 31, 2021. On June 18, 2021, we completed a cash offer to acquire all the shares in issuance of Loto Interactive other than those already owned or agreed to be acquired by us, and a cash offer for the cancellation of all options of Loto Interactive. As a result, our ownership of Loto Interactive increased to 59.79%. On June 21, 2021, our two big data centers in Sichuan suspended their operations according to the written notice from State Grid Sichuan Ganzi Electric Power Co., Ltd.. From March 31, 2021 to June 30, 2021, data centers in Sichuan recognized revenues of approximately RMB73.8 million (US$11.4 million).

In May 2021, we entered into several term sheets to invest in cryptocurrency mining data centers in overseas jurisdictions, such as the United States and Kazakhstan. We are now in the process of constructing one of our new data centers outside of mainland China, which is expected to begin operation in the late third quarter of 2021. In the meantime, we are proactively seeking additional high-quality mining resources to better execute our global development strategy. For example, in September 2021, we entered into a membership interest purchase agreement and certain other auxiliary agreements with Viking Data Centers, LLC to jointly invest in the development of a cryptocurrency mining data center space in Ohio with access to power capacity of up to 85 megawatts.

Mining pool business

On April 15, 2021, we completed the acquisition of the entire mining pool business of Bitdeer Technologies Holding Company operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com. As a leading multi-currency comprehensive service mining pool, the total hash rate capacity of BTC.com has accounted for about 10% of the entire bitcoin hash rate during the most recent year and the actual hash rate has remained fairly stable so far. From April 15, 2021 to June 30, 2021, the mining pool business recognized revenues of approximately RMB2,729.9 million (US$422.8 million) and incurred cost of revenue of approximately RMB2,675.9 million (US$414.4 million).

Gaming and other services

We provide (i) online gaming services in Europe through our own platform, (ii) sports information services and other services such as online spot commodity trading services in the PRC, and (iii) money lending business through Loto Interactive. We began to generate revenues from online gaming services in Europe in July 2017, after we acquired a 93% equity interest in The Multi Group Ltd. (“TMG”). We acquired the remaining 7% equity interest in April 2020. TMG currently holds licenses from Curacao, Malta, the United Kingdom, Ireland and Sweden to operate online gaming sites. We generated revenues of RMB6.0 million and RMB9.3 million (US$1.4 million) from TMG’s online gaming services for the six months ended June 30, 2020 and 2021, respectively. Our newly acquired subsidiary, Loto Interactive, also engages in the distribution of online mobile games.

Since June 2020, we have provided users with detailed information on specific sports matches generated by our proprietary analysis engine in exchange for a fee. Revenues from sports information services were RMB0.7 million and RMB6.3 million (US$1.0 million) for the six months ended June 30, 2020 and 2021, respectively.

In July 2021, we announced our decision to dispose of our lottery related business in mainland China, and terminated all of our lottery business related VIE contracts. The lottery business-related VIE subsidiaries will be deconsolidated and their financial results will no longer be included in our consolidated financial statements in the third quarter of this year as a result of eliminating the VIE structure.

Our total revenues were RMB2,893.5 million (US$448.1 million) for the six months end June 30, 2021, representing a significant increase of RMB2,886.8 million from RMB6.7 million for the six months ended June 30, 2020. We acquired Loto Interactive on March 31, 2021 and the mining pool business on April 15, 2021, which contributed to the significant growth of our total revenues.

Net loss attributable to BIT Mining Limited was RMB123.1 million and RMB84.8 million (US$13.1 million) for the six months ended June 30, 2020 and 2021, respectively. Net loss attributable to BIT Mining Limited for the six months ended June 30, 2020 was partially due to share-based compensation expenses of RMB23.8 million and an impairment provision of RMB33.7 million provided for long-term investment. Net loss attributable to BIT Mining Limited for the six months ended June 30, 2021 was partially due to an impairment provision of RMB57.3 million (US$8.9 million) provided for cryptocurrency assets, mainly due to the decreasing market prices for cryptocurrencies and net loss on disposal of cryptocurrencies of RMB55.6 million (US$8.6 million) related to the decreasing market prices for cryptocurrencies during the six months ended June 30, 2021 by using first-in-first-out (FIFO) to calculate the cost of disposition.

Description of Key Statement of Operations Items from Continuing Operation

Revenues

The table below sets forth our net revenues by service types for the six months ended 2020 and 2021:

	Six Months Ended June 30,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Cryptocurrency mining	—	73,462	11,378
Data center services	—	73,762	11,424
Mining pool	—	2,729,901	422,808
Online gaming services in Europe and beyond	6,019	9,330	1,445
Sports information services	740	6,320	979
Others	(47)	703	109
Total revenues	6,712	2,893,478	448,143

Our total revenues increased significantly, from RMB6.7 million in the six months ended June 30, 2020 to RMB2,893.5 million in the six months ended June 30, 2021, primarily due to the revenues attributable to our mining pool business, which was consolidated by us on April 15, 2021 and accounted for approximately 94.3% of the total revenues for the six months ended June 30, 2021. Our cryptocurrency mining business and data center business accounted for approximately 2.5% of our total revenues for the six months ended June 30, 2021, respectively.

Operating Costs and Expenses

The table below sets forth our operating costs and expenses from continuing operations for the six months ended June 30, 2020 and 2021:

	Six Months Ended June 30,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Operating Costs and Expenses:
Cost of revenue	8,600	2,818,901	436,592
Sales and marketing	8,040	5,909	915
General and administrative	65,249	68,501	10,609
Service development	17,216	9,164	1,419
Total operating costs and expenses	99,105	2,902,475	449,535

Our operating costs and expenses consist primarily of cost of revenue, sales and marketing expenses, general and administrative expenses and service development expenses.

Cost of Revenue

Our cost of revenue is directly related to the services we provide, and generally fluctuates in line with our revenues.

Our cost of revenue primarily consists of (i) the costs for the allocation to pool participants associated with the mining pool business, (ii) the technology service expenses associated with data center business, (iii) the server hosting expenses associated with the cryptocurrency mining business, (iv) depreciation cost primarily for the mining machines, (v) amortization cost primarily for amortization of intangible assets arising from business combination, (vi) costs related to the online gaming business of TMG, including the lottery insurance expenses, which consist of insurance premiums charged by insurers for covering the first two categories of winnings in online gaming services for betting on the outcome of lotteries, account handling expenses, which consist primarily of transaction fees charged by banks and third-party payment processors for cash transfers between our users’ accounts on our online platform including websites and mobile applications and their accounts with banks or third-party payment processors and regulatory and compliance fees, which consist of fees payable to regulatory bodies such as Gambling Commission, HM Revenue and Customs, Malta Gaming Authority and Certria EOOD, and (vii) server leasing and maintenance expenses, which consist primarily of leasing expense of servers and other equipment used in providing online services.

Sales and marketing expenses

Our sales and marketing expenses consist primarily of (i) promotional and marketing expenses, which primarily consist of expenses associated with various promotional events, (ii) salary and benefit expenses for sales and marketing employees, (iii) share-based compensation expenses, (iv) advertising expenses, and (v) commissions to third-party Internet companies, which are service fees we pay to third-party Internet companies for purchase orders placed on our websites by users redirected from their websites. The amount of such commissions paid to third-party Internet companies for each redirected order depends on an agreed-upon allocation ratio.

General and administrative expenses

Our general and administrative expenses consist primarily of (i) share-based compensation expenses, (ii) salary and benefit expenses for our management and general administrative employees, (iii) third-party professional service fees, which consist primarily of professional service fees paid to third-party professionals, (iv) depreciation expenses mainly for improvement of leasehold, (v) office expenses, which consist primarily of office rental and other office administrative expenses, (vi) travel, communication and other business expenses, which consist primarily of expenses associated with business travels, and (vii) bad debt provisions of other receivables, which consist primarily of bad debt provision of other receivables aging more than three years.

Service development expenses

Our service development expenses consist primarily of salary and benefit expenses for our research and development employees, share-based compensation expenses and rental expenses.

Other Operating Income

Our other operating income consists primarily of technical services fees received from third parties and related parties.

Government Grant

For the six months ended June 30, 2021 and 2020, we recognized grants from the local government of Shenzhen. We might recognize similar grants from time to time in the future, but there is no assurance that we will continue to obtain such grants on a regular basis.

Net Loss on disposal of cryptocurrencies

Net loss on disposal of cryptocurrencies was attributable to the decreasing market prices for cryptocurrencies by using the accounting method of first-in-first-out (FIFO) to calculate the cost of disposition.

Impairment of Cryptocurrencies

Impairment of cryptocurrencies was related to the cryptocurrencies assets including the part of cryptocurrencies payable to pool participants related to mining pool business due to the decreasing market prices for cryptocurrency assets.

Changes in fair value of derivative instrument

Changes in fair value of derivative instrument was related to the changes in fair value of the cryptocurrency assets borrowings from the third-party as derivative instrument.

Gain on previously held equity interest

Gain on previously held equity interest was related to the re-measurement of the previously-held equity interest in Loto Interactive at the acquisition date fair value on March 31, 2021.

Impairment of long-term investments

The impairment loss for the six months ended June 30, 2020 was primarily related to our 40.65% (later changed to 59.79% in 2021) equity interest in Loto Interactive, which was acquired in June 2017.

Gain from disposal of subsidiaries

For the six months ended June 30, 2021, we recognized a disposition gain of RMB1.2 million (US$0.2 million) in connection with our disposal of 500.com Nihon Co., Ltd. in February 2021, Beijing Lewanwuxian Information Technology Co., Ltd., a subsidiary of Loto Interactive, in June 2021 and 20% of the equity of our equity method investment of Shenzhen Jinyingzaixian Technology Service Co., Ltd. in June 2021.

Results of Operations

The following summary of the unaudited consolidated financial data for the periods and as of the dates indicated is qualified by reference to, and should be read in conjunction with, our unaudited consolidated financial statements and related notes.

Our historical results do not necessarily indicate our results to be expected for any future period.

	Six Months Ended June 30,
	2020	2021
	RMB	RMB	US$
	(in thousands, except for per share data)
Consolidated Statement of Comprehensive Loss Data:
Revenues	6,712	2,893,478	448,143
Operating costs and expenses:
Cost of revenue	(8,600)	(2,818,901)	(436,592)
Sales and marketing	(8,040)	(5,909)	(915)
General and administrative	(65,249)	(68,501)	(10,609)
Service development	(17,216)	(9,164)	(1,419)

Total operating costs and expenses	(99,105)	(2,902,475)	(449,535)
Other operating income	4,544	1,140	177
Government grant	341	121	19
Other operating expenses	(1,606)	(2,499)	(387)
Net loss on disposal of cryptocurrencies	—	(55,618)	(8,614)
Impairment of cryptocurrencies	—	(57,331)	(8,879)
Changes in fair value of derivative instrument	—	5,409	838

Operating loss	(89,114)	(117,775)	(18,238)
Other income	741	2,921	452
Interest income	4,945	636	99
Interest expense	—	(4,767)	(738)
Loss from equity method investments	(7,980)	(8,772)	(1,359)
Gain on previously held equity interest	—	36,142	5,598
Impairment of long-term investments	(33,706)	—	—
Gain from disposal of subsidiaries	—	1,227	190

Loss before income taxes	(125,114)	(90,388)	(13,996)
Income taxes benefit	3,653	—	—

Net loss	(121,461)	(90,388)	(13,996)
Less: Net income (loss) attributable to the noncontrolling interests	1,685	(5,630)	(872)

Net loss attributable to BIT Mining Limited	(123,146)	(84,758)	(13,124)

Other comprehensive income (loss)
Share of other comprehensive loss (gain) of an equity method investee	(1,973)	4,063	630
Reclassification into loss from equity method investments	—	846	131
Foreign currency translation gain	3,689	5,839	904
Other Comprehensive income (loss), net of tax	1,716	10,748	1,665

Comprehensive loss	(119,745)	(79,640)	(12,331)
Less: Comprehensive income (loss) attributable to noncontrolling interests	1,685	(5,668)	(878)
Comprehensive loss attributable to BIT Mining Limited	(121,430)	(73,972)	(11,453)

Losses per share attributable to BIT Mining Limited – Basic:
Net loss	(0.29)	(0.16)	(0.02)

Losses per share attributable to BIT Mining Limited – Diluted:
Net loss	(0.29)	(0.16)	(0.02)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	430,005,930	542,881,582	542,881,582
Diluted	430,005,930	542,881,582	542,881,582

About Non-GAAP Financial Measures

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses, impairment of long-term investments, impairment of cryptocurrencies, net loss on disposal of cryptocurrencies, changes in fair value of derivative instrument, gain on previously-held equity interest and deferred tax benefit relating to valuation allowance in our consolidated affiliated entities. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the historical and current financial performance of our continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the following table：

	Six Months Ended June 30,
	2020	2021
	RMB	RMB	US$
	(in thousands, except for per share data)

Operating loss	(89,114)	(117,775)	(18,238)
Adjustment for share-based compensation	23,752	399	62
Adjustment for impairment of cryptocurrencies	—	57,331	8,879
Adjustment for net loss on disposal of cryptocurrencies	—	55,618	8,614
Adjustment for changes in fair value of derivative instrument	—	(5,409)	(838)
Adjustment for impairment of goodwill	—	—	—
Adjusted operating loss (non-GAAP)	(65,362)	(9,836)	(1,521)

Net (loss) income attributable to BIT Mining Limited	(123,146)	(84,758)	(13,124)
Adjustment for share-based compensation	23,752	399	62
Adjustment for Impairment of long-term investments	33,706	—	—
Adjustment for deferred tax benefit relating to valuation allowance	(3,659)	—	—
Adjustment for gain on previously held equity interest	—	(36,142)	(5,598)
Adjustment for impairment of cryptocurrencies	—	57,331	8,879
Adjustment for net loss on disposal of cryptocurrencies	—	55,618	8,614
Adjustment for changes in fair value of derivative instrument	—	(5,409)	(838)
Adjusted net loss attributable to BIT Mining Limited (non-GAAP)	(69,347)	(12,961)	(2,005)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	430,005,930	542,881,582	542,881,582
Diluted	430,005,930	542,881,582	542,881,582

Losses per share attributable to BIT Mining Limited (non-GAAP)-Basic
Net loss (non-GAAP)	(0.16)	(0.02)	(0.004)
(Losses) earnings per share attributable to BIT Mining Limited (non-GAAP)-Diluted
Net loss (non-GAAP)	(0.16)	(0.02)	(0.004)

The six months ended June 30, 2021 compared with the six months ended June 30, 2020

Revenues

Our total revenues increased significantly from RMB6.7 million for the six months ended June 30, 2020 to RMB2,893.5 million (US$448.1million) for the six months ended 2021, primarily attributable to the acquisition of our mining pool business, and our strategy to transform our business into a cryptocurrency business and explore market opportunities in the cryptocurrency mining industry.

Revenues generated from mining pool business, which was consolidated from April 15, 2021, were RMB2,729.9 million (US$422.8 million) and accounted for approximately 94.3% of the total revenues for the six months ended June 30, 2021. We recognize the mining pool revenues on a gross basis. The corresponding cost of revenue of the mining pool business was RMB2,675.9 million (US$414.4 million), primarily attributable to the allocation to pool participants.

Revenues generated from the data center business, which was consolidated from March 31, 2021, were RMB73.8 million (US$11.4 million) and accounted for approximately 2.5% of the total revenues for the six months ended June 30, 2021.

Revenues generated from cryptocurrency mining business, which we started from February 2021, were RMB73.5 million (US$11.4 million) and accounted for approximately 2.5% of the total revenues for the six months ended June 30, 2021.

Operating costs and expenses

Our operating costs and expenses increased significantly from RMB99.1 million for the six months ended June 30, 2020 to RMB2,902.5 million (US$449.5 million) for the six months ended June 30, 2021, primarily due to the following:

Cost of Revenue. Our cost of revenue increased from RMB8.6 million for the six months ended June 30, 2020 to RMB2,818.9 million (US$436.6 million) for the six months ended June 30, 2021. The increase was primarily due to a significant increase of RMB2,675.9 million (US$414.4 million) in cost for the allocation to pool participants associated with the mining pool business and an increase of RMB55.3 million (US$8.6 million) in service expense associated with data center business.

Sales and marketing expenses. Sales and marketing expenses decreased by 26.5% from RMB8.0 million for the six months ended June 30, 2020 to RMB5.9 million (US$0.9 million) for the six months ended June 30, 2021. The decrease was mainly due to including (i) a decrease of RMB2.3 million in share-based compensation expenses associated with share options granted to our directors and employees, and (ii) a decrease of RMB1.2 million in salary and benefit expenses as a result of decrease in headcount, which was partially offset by an increase of RMB2.1 million in marketing and promotion expense.

General and administrative expenses. General and administrative expenses increased by 5.0% from RMB65.2 million for the six months ended June 30, 2020 to RMB68.5 million (US$10.6 million) for the six months ended 2021. The increase was mainly due to (i) an increase of RMB22.8 million in third-party professional service fees mainly associated with the acquisition activities, (ii) an increase of RMB3.3 million in salary and benefit expenses for employees, which was primarily caused by an increase number of employees from acquired companies, (iii) an increase of RMB1.5 million in travel, communication and other business expenses, (iv) an increase of RMB1.4 million in transaction expense associated with mining pool business, which was partially offset by (i) a decrease of RMB15.9 million in share-based compensation expenses associated with share options granted to our directors and employees granted and mainly expensed in 2020, (ii) a decrease of RMB8.5 million in depreciation expense mainly associated with leasehold improvements for the partial termination of office lease, and (iii) a decrease of RMB2.4 million in office rental expenses which was primarily attributable to the termination of office lease.

Service development expenses. Service development expenses decreased by 46.8% from RMB17.2 million for the six months ended June 30, 2020 to RMB9.2 million (US$1.4 million) for the six months ended June 30, 2021. The decrease was primarily due to (i) a decrease of RMB5.0 million in share-based compensation expenses associated with restricted share units granted to our service development employees, (ii) a decrease in rental expenses from RMB2.8 million which was primarily related to the termination of office lease, and (iii) a decrease of RMB1.1 million in salary and benefit expenses for employees primarily due to the decrease in the number of employees.

Other operating income

Other operating income decreased by 74.9% from RMB4.5 million for the six months ended June 30, 2020 to RMB1.1 million (US$0.2 million) for the six months ended June 30, 2021.

Net Loss on disposal of cryptocurrencies

Net loss on disposal of cryptocurrencies was RMB55.6 million (US$8.6 million) for the six months ended June 30, 2021, which was related to the decreasing market prices for cryptocurrencies by using the accounting method of first-in-first-out (FIFO) to calculate the cost of disposition.

Impairment of Cryptocurrencies

Impairment of cryptocurrencies was RMB57.3 million (US$8.9 million) for the six months ended June 30, 2021, which was related to the cryptocurrencies assets including the part of cryptocurrencies payable to pool participants related to mining pool business due to the decreasing market prices for cryptocurrency assets.

Changes in fair value of derivative instrument

Changes in fair value of derivative instrument was RMB5.4 million (US$0.8 million) for the six months ended June 30, 2021, which was related to the changes in fair value of the cryptocurrency assets borrowings from the third-party as derivative instrument.

Operating loss

As a result of the foregoing factors, we recorded operating loss of RMB117.8 million (US$18.2 million) for six months ended June 30, 2021, representing an increase of RMB28.7 million, compared with operating loss of RMB89.1 million for the six months ended June 30, 2020.

Gain on previously held equity interest

Gain on previously held equity interest was RMB36.1 million (US$5.6 million) which was related to the re-measurement of the previously-held equity interest in Loto Interactive at the acquisition date fair value on March 31, 2021.

Impairment of long-term investments.

Impairment of long-term investments was RMB33.7 million for the six months ended June 30, 2020. The impairment loss for the six months ended June 30, 2020 was provided for our 40.65% (later changed to 33.74% in October 2020 and to 54.2% on March 31, 2021 and further to 59.79% on June 18, 2021) equity interest in Loto Interactive, which was acquired in June 2017.

Loss before income taxes

Loss before income taxes was RMB90.4 million (US$14.0 million) for the six months ended June 30, 2021, a decrease of RMB34.7 million compared with loss before income taxes of RMB125.1 million for the six months ended June 30, 2020.

Income tax benefit

We recorded income tax benefit of RMB3.7 million for the six months ended June 30, 2020. Income tax benefit was primarily due to a reversal of uncertain tax liabilities and deferred tax liabilities.

Net loss

As a result of the foregoing factors, we recorded net loss of RMB90.4 million (US$14.0 million) for the six months ended June 30, 2021, as compared to net loss of RMB121.5 million for the six months ended June 30, 2020.

Net loss attributable to BIT Mining Limited

We recorded net loss attributable to BIT Mining Limited of RMB84.8 million (US$13.1 million) for the six months ended June 30, 2021, as compared to net loss attributable to BIT Mining Limited of RMB123.1 million for the six months ended June 30, 2020. We also recorded non-GAAP net loss attributable to BIT Mining Limited of RMB13.0 million (US$2.0 million) for the six months ended June 30, 2021, as compared to non-GAAP net loss attributable to BIT Mining Limited of RMB69.3 million for the six months ended June 30, 2020.

Liquidity and Capital Resources

Our principal sources of liquidity have been cash provided by our operating activities and proceeds from the issuances of preferred shares and ordinary shares. As of June 30, 2021, we had RMB65.4 million (US$10.1 million) in cash and cash equivalents.

As a holding company with no material operations of our own, we conduct our operations primarily through our wholly- and majority-owned subsidiaries in mainland China and overseas, and prior to the termination of the VIE arrangements in July 2021, through our then consolidated affiliated entities in mainland China. Our PRC subsidiaries’ ability to make dividends or other cash payments to us are subject to various restrictions under PRC laws and regulations. Prior to the termination of our VIE arrangement in July 2021, although we consolidated the results of our then PRC consolidated affiliated entities, we did not have direct access to their cash and cash equivalents or future earnings, but could direct the use of their cash through agreements that provide us with effective control of these entities. Moreover, we received service fees from them in exchange for certain technology consulting and other services provided by us and the use of certain intellectual properties owned by us. As of the date of this interim report, we don’t maintain any VIE structure in China.

We believe that our current cash and the net proceeds we received from our private placements will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months from the date of this interim report, after taking into consideration that we have suspended all of our online sports lottery sales since April 4, 2015 and are currently not generating any revenue from sports lottery sales. We also have reduced the expenditures, such as overhead or administrative expenditures and marketing expenses since 2019 and started to mine bitcoins from our cryptocurrency mining business in February 2021. All these factors combined will have a positive impact on our cash flows for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the six months ended June 30, 2020 and 2021 indicated.

	Periods ended June 30,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(39,761)	(106,264)	(16,455)
Net cash used in investing activities	(29,106)	(211,434)	(32,747)
Net cash provided by financing activities	28	351,590	54,455
Effect of exchange rate changes on cash, cash equivalents and restricted cash	3,188	3,655	570
Cash, cash equivalents and restricted cash at the beginning of the period	365,796	312,505	48,394
Cash, cash equivalents and restricted cash at the end of the period	300,145	350,052	54,217

Net cash used in operating activities

Net cash used in operating activities for the six months ended June 30, 2021 was RMB106.3 million (US$16.5 million), which was primarily attributable to (i) net loss of RMB90.4 million adjusted by subtracting RMB50.0 million of depreciation and amortization expenses, (ii) impairment of cryptocurrency assets of RMB57.3 million, (iii) net loss on disposal of cryptocurrencies of RMB55.6 million, (iv) loss from equity method investments of RMB8.8 million, (v) an increase in accounts payable of RMB70.4 million, and (vi) amortization of right-of-use assets of RMB2.7 million. Net cash used in operating activities for the six months ended June 30, 2021 was partially offset by (i) gain on previously held equity interest of RMB36.1 million, (ii) changes in fair value of derivative instrument of RMB5.4 million, (iii) gain on disposal of subsidiary of RMB1.2 million, (iv) an increase of cryptocurrency assets of RMB159.4 million, (v) a decrease of accrued expenses and other current liabilities of RMB33.9 million, (vi) a decrease in accrued payroll and welfare payable of RMB11.0 million, and (vii) an increase in prepayments and other receivables of RMB11.3 million.

Net cash used in operating activities for the six months ended June 30, 2020 was RMB39.8 million, which was primarily attributable to (i) net loss of RMB121.5 million adjusted by subtracting RMB23.8 million of share-based compensation, (ii) depreciation and amortization expenses of RMB15.3 million, (iii) impairment on long-term investments of RMB33.7 million, (iv) loss from equity method investments of RMB8.0 million, (v) a decrease in prepayments and other receivables of RMB3.3 million, (vi) an increase in accrued expenses and other current liabilities of RMB2.3 million, and (vii) amortization of right-of-use assets of RMB12.4 million. Net cash used in operating activities for the six months ended June 30, 2020 was partially offset by (i) a decrease in operating lease liabilities of RMB10.4 million, (ii) deferred tax benefits of RMB3.7 million, and (iii) a decrease in accrued payroll and welfare payable of RMB3.8 million.

Net cash used in investing activities

Net cash used in investing activities for the six months ended June 30, 2021 was RMB211.4 million (US$32.7 million), which was primarily attributable to (i) cash paid for acquisition of property and equipment of RMB163.9 million, and (ii) cash paid for business combination, net of cash received of RMB42.4 million. Net cash used in investing activities for the six months ended June 30, 2021 was partially offset by (i) cash received from disposal of cryptocurrency assets of RMB10.4 million, (ii) cash received from return of long-term investments of RMB3.5 million, and (iii) cash proceeds from disposal of long-term investments of RMB2.7 million.

Net cash used in investing activities for the six months ended June 30, 2020 was RMB29.1 million, which was primarily attributable to (i) cash paid for acquisition of long-term investments of RMB14.8 million, and (ii) cash paid for short-term investments of RMB80.0 million. Net cash used in investing activities for the six months ended June 30, 2020 was partially offset by (i) cash received from return of time deposits of RMB24.0 million, (ii) repayment of loans provided to related and third-parties of RMB12.3 million, and (iii) cash received from return of short-term investments of RMB30.0 million.

Net cash provided by financing activities

Net cash provided by financing activities for the six months ended June 30, 2021 was RMB351.6 million (US$54.5 million) which was primarily attributable to (i) proceeds from the exercise of share-based awards of RMB16.5 million, (ii) proceeds from short-term bank borrowings of RMB303.3 million, and (iii) proceeds from the private placements of RMB74.6 million. Net cash provided by financing activities for the six months ended June 30, 2021 was partially offset by repayment on short-term borrowings of RMB42.8 million.

Net cash provided by financing activities for the six months ended June 30, 2020 was RMB0.03 million which was primarily attributable to proceeds from the exercise of share-based awards.

Capital Expenditures

We made capital expenditures, including for property and equipment and intangible assets, of RMB0.6 million and RMB163.9 million (US$25.4 million) for the six months ended June 30, 2020 and 2021, respectively. In addition, our capital expenditures for the six months ended June 30, 2021 primarily consisted of purchases of bitcoin and ethereum mining machines. We expect that our capital expenditures will increase in the future, as we plan to expand our cryptocurrency mining operation and data center business internationally.

Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Cautionary Statement Regarding Forward Looking Statements

We have made statements in this report that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

These forward-looking statements include statements about:

•	our business and operating strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;

•

developments in, or changes to, laws, regulations, governmental policies, incentives, taxation and regulatory and policy environment affecting our operations and the cryptocurrency and blockchain industry;

•	our future business development, financial condition and results of operations;
•	expected changes in our revenues, costs or expenditures;
•	general business, political, social and economic conditions in China and the international markets we have operations; and
•	the length and severity of the recent COVID-19 outbreak and its impact on our business and industry.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law; we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update this forward-looking information. Nonetheless, we reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this interim report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.